FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated March 21, 2007.

DRYSHIPS  INC. CONTINUES ITS FLEET  EXPANSION AND RENEWAL

March 21,  2007 Athens, Greece, DryShips, Inc., (NASDAQ:DRYS) a global provider of marine transportation services for drybulk cargoes today announced that it has entered into the following agreements with unaffiliated third parties:

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To purchase a 1997 built, 71,685 dwt Panamax bulk carrier, to be renamed  “MV Menorca”, for  US$ 41million, scheduled to be delivered charter free in the second quarter of 2007

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To purchase a 2000 built, 72,561 dwt Panamax bulk carrier, to be renamed “MV.Marbella”, for US$ 46million, scheduled to be delivered charter free in the second quarter of 2007

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To sell the 2002 built, 48,040 dwt Handymax bulkcarrier, “MV Alona”, for US$39.5million to an unaffiliated third party with delivery to the new owners scheduled to take place during the second quarter of 2007. DryShips expects to realize a book gain on this sale of approximately US$7million,

•

To sell the 1988 built, 68,676 dwt Panamax bulkcarrier, “MV Lanikai”, for US$26.1million to an unaffiliated third party with delivery to the new owners scheduled to take place between the second and third quarter of 2007.  DryShips expects to realize a book gain on this sale of approximately US$9million, and

•

To enter its 2002 built 76,623 dwt Panamax bulk carrier “MV Mendocino”, into a  time charter  for a period of approximately between seven and nine months that commenced on March 5, 2007, at a daily  rate of US$37,500

Following the latest acquisitions of the two Panamax bulk carriers and the disposal of Alona and Lanikai, DryShips will have a fleet of 34 vessels with an average age of 9.3 years well below the industry average of 12.6 years and a combined tonnage of approximately 2.9 million dwt.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented “We are pleased to continue with our strategy of fleet expansion and renewal, taking advantage of the current robust rate environment. Our strong results underscore our ability to continue our growth strategy aimed at maximizing shareholder value over the long term. Upon delivery of these two additional vessels, DryShips will expand its total fleet operating days and further enhance its earnings potential.  Our aim is to take full advantage of what we consider the strong fundamentals of the dry bulk industry with our modern fleet.”

About DryShips

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 34 drybulk carriers comprising 5 Capesize, 24 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.9 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Gregory Zikos
Chief Financial Officer
DryShips Inc.
Tel. 011 30 210 809 0513
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: March 21, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer